MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three and nine months ended September 30, 2008 and the year ended December 31, 2007 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 12, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: Hollister Development Block (“HDB”) Project, which covers about 5% of the Hollister Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the ranks of the junior gold producers as these two projects commence full commercial gold production. Over and above the brown field exploration being conducted at the above mentioned properties, green field exploration is being undertaken in Alaska, Tanzania, Mozambique and the Island of Kurils in Russia.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The current global economic crisis and in particular the impact this is having on the availability of capital in the equity and financial markets has required management to re-assess the development schedule of both advanced stage projects as well as planned exploration. Since the end of August 2008 management has implemented a strategy of cash preservation to ensure Great Basin is able to meet contractual obligations and preserve shareholder value. This strategy entails:

  Placing grass roots exploration projects on hold until such time as free cash flow is available to continue.

  Re-planning the Tanzanian exploration projects for the remainder of the year and 2009 based on the availability of funding and contractual obligations.

  Reduction in exploration undertaken at Hollister as well as Burnstone. Exploration undertaken at Hollister will be focused on in-fill drilling and the Hatter Graben area.

  Improved cost management procedures.

  Re-scheduling development activities where possible without impacting on production build-up.

  Revisiting the Burnstone mine plan to potentially increase the production build-up due to the availability of the second mining block.

  Ensuring that production targets are met which will deliver the necessary cash flow to finance operating and development activities.

Management is confident that the strategy implemented as well as available cash resources will ensure that Great Basin is positioned to weather the global financial crisis (refer Section 1.5 Liquidity). The development rate or projects under construction will however be influenced by the availability of funding.

The current market conditions also present significant opportunities to grow the asset base of the Company. The Corporate development strategy remains active with the exception that any potential acquisition targets have to be fully funded as to not place additional pressure on the cash resources required to deliver the Hollister and Burnstone properties.

The Company achieved the following goals in the quarter ended September 30, 2008:

Hollister Property

  Received three first place safety awards from the Nevada Mining Association.

  Good progress with trial stoping on the Main Gwenivere and Central Clementine veins with a total of 9,873 tons of ore extracted in the third quarter.

  11,239 dry tons of ore were shipped to Newmont’s Midas mill for treatment that began on September 25, 2008.

  The stock pile sent for milling returned grades of 1.5oz/t Au and 12 oz/t Ag. Recoveries of 88% gold and 93% silver were achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

  Completing a further 5,711 ft (1,741 m) of development during the quarter, totaling 28,121 ft (8,571 m) for the HDB project to date.

  Infrastructure establishment with the completion of the expanded LOM waste rock disposal (“WRD”) facility and commissioning of the water desilting facility.

  Progress on permitting with the completion of the Completeness Review by the Bureau of Land Management on the full scale Plan of Operations.

Burnstone Property

  Granting of the New Order Mining Right by the Department of Minerals and Energy (“DME”) on October 28, 2008 to the Company’s wholly owned subsidiary, Southgold Exploration (Pty) Ltd (“Southgold”), authorizing Southgold to mine for gold, silver and aggregate in the Burnstone Project area.

  Vertical shaft reached a depth of 113 m at the end of September 2008.

  Advancing to 6,572 ft (2,003 m) of the 7,590 ft (2,314 m) planned length of the underground decline. Total length achieved so far, including all secondary pre-development, is 8,146 ft (2,483 m). The reef will be intercepted at 7,590 ft (2,314 m).

Corporate

  Adding technical knowledge to the Executive management team by appointing Phil Bentley as the Vice President, Geology and Exploration.

Exploration

  Completing the planned drilling program in Tanzania.

  Completion of field season at Ganes Creek, Alaska.

  Completion of field season in Kurils, Russia.

1.2.1 Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems on the HDB. The main vein systems are called the Clementine, Gwenivere and South Gwenivere.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Permitting

An amendment to the current Water Pollution Control Permit (“WPCP”) to proceed with the final Waste Rock Dump (“WRD”) area expansion was approved by the Nevada Division of Environmental Protection (“NDEP”) on October 20, 2008. This approval allows the Company to proceed with the operation, monitoring and reporting for the facility in accordance with all the approved designs, approved construction changes and the provisions of the permit.

A permit application was made to the NDEP in August 2008 for a WPCP for large scale facilities that will authorize Hollister to process up to 275,000 tons of ore off site per annum. The approval of the WPCP for large scale facilities is pending and once approved will supersede the current WPCP for small scale facilities that limit ore processing at 36,500 tons per annum up to 120,000 tons over the life of the permit.

The full-scale Plan of Operations has been submitted to the Bureau of Land Management (“BLM”) and the review for completeness has been completed. Management provided the BLM with response to their review comments during September 2008. Approval of the full scale Plan of Operations is expected in 2009.

Trial stoping

Trial stoping continued in the third quarter to determine the optimum method of extracting the high-grade narrow vein ore at Hollister and to compare actual grades to predicted model grades.

Stoping progress on the Gwenivere veins includes initial cut and fill stoping as well as shrinkage stope development. Clementine stopes are being developed making use of cut and fill methods. Planned use of attack ramps and mechanized cut and fill methods have not been employed on the 5,190 level due to the better viability of the above two methods. The planned underground backfill system has been commissioned and multiple fills have been successfully completed on the Gwenivere and Clementine stopes.

The cash costs for the ounces mined during the quarter, excluding milling costs, amounted to US$360 per ounce. This represent a 17% decrease from the cash cost of US$433 recorded in the second quarter of 2008. These costs were in line with managements’ expectations for the ramp up phase to planned production.

Another batch of 11,239 tons of ore was sent to Newmont’s Midas mill during the end of September 2008 and early October 2008 to continue with evaluating and refining the optimal recovery process. The toll milling agreement for this batch entered into with Newmont’s Midas mill is based on 20% of actual recoveries without any direct milling costs. The milling campaign reported grades of 1.5oz of gold and 12 oz of silver per ton with recoveries of 88% and 93% respectively for gold and silver. Total equivalent ounces of 15,418 were recovered.

Hollister received three first place safety awards from the Nevada Mining Association: first for Small Underground Hardrock Mine; first place for top underground mine superintendent (Doug Crawford) and 1st place for underground general foreman (Red McKinnon). Hollister had more first place awards than any other Nevada underground mine.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Long term milling agreement

The improvement in recoveries achieved in the latest milling campaign indicated positive progress in designing the optimal recovery process for Hollister ore. Management is in the final stage of evaluating and assessing the various medium and long-term toll milling opportunities, taking into account recoveries, haulage, capacity and milling costs. Sourcing our own mill in the long term is also included in the evaluation being conducted. This evaluation process is expected to be completed in December 2008.

Development

Development progress in the third quarter reached 5,711 feet, compared to a target of 3,556 feet. In line with a decision taken by management, development costs are currently being expensed until the necessary permitting has been granted.

Construction activity was focused on the expansion of the waste rock disposal (“WRD”) area with the facility substantially completed by the end of the third quarter. The WRD area is the only lined waste rock dump in Nevada. The water de-silting facility was commissioned and the new rapid infiltration basin (“RIB”) was tested for capacity and it exceeds design capacity for water infiltration.

Underground Drilling

During the quarter the focus of the ongoing program was to explore the deposit along strike and at depth with some minor infill drilling.

Drilling during the third quarter occurred primarily from 3000N, 3000S and 3400S and 4200N. Drilling from 3400S DDS focused on infilling along the Gwenivere veins and 4200N drilling targeted the Gwenivere vein west of the decline to delineate the Big Gwen zone.

Exploration drilling from 3000N was targeting additional paralleling veins located north of the Clementine veins. 3000S drilling was designed to determine the bottom of mineralization on the Clementine vein system from 3400 to 2750 sections.

The Company currently has three drill rigs in operation underground.

Highlights from the Clementine veins include:

HDB-229 (az. = 25° incl. -15°; collared from the 3200N Drill Station targeting 3150N), was drilled with the objectives of testing the Clementine vein system at a vertical depth of approximately 50 ft (15.2 m) below the elevation of the lateral. HDB-229 penetrated the Central Clementine mineralized zone from 190 – 193 ft (57.9 m – 58.8 m) below drill collar. The Central Clementine zone is expressed by (a) an interval of weak quartz stockwork in quartzite host rock, and (b) a 1.0 ft (apparent thickness) strongly-banded iron-stained vein of quartz, adularia, and clay.

The vein graded 1.13 oz/t (38.8 g/t) Au and 35.7 oz/t (1225 g/t) Ag over a 1.3 ft interval (191.8 – 193.1 ft; 58.5 – 58.9 m).

Additional zones of economic interest penetrated by HDB-229 include:

  125.3 – 130.8 ft (38.2 – 39.9 m), grading 0.38 oz/t (13.1 g/t) Au and 0.56 oz/t (19.3 g/t) Ag.
  141.5 – 143.0 ft (43.1 – 43.6 m) grading 0.31 oz/t (10.6 g/t) Au and 0.3 oz/t (9.0 g/t) Ag.
  168.6 – 169.2 ft (51.4 – 51.6 m) assaying at 0.41 oz/t (14.2 g/t) Au and 2.0 oz/t (68 g/t) Ag.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

  303.2 – 303.7 ft (92.4 – 92.6 m) grading 0.62 oz/t (21.4 g/t) Au and 1.7 oz/t (59 g/t) Ag.
  327.9 – 328.8 ft (99.9 – 100.2 m) assaying at 3.72 oz/t (127.5 g/t) Au and 11.3 oz/t (389 g/t) Ag.
  330.0 – 330.9 ft (100.6 – 100.9 m) assaying at 0.47 oz/t (16.0 g/t) Au and 1.90 oz/t (66.0 g/t) Ag.

Highlights from Gwenivere include:

HDB-240 (az. = 215° incl. -15°; collared from the 3400S Drill Station drilling to the South targeting 3500S) was drilled with the objective of testing the Gwenivere vein system at a vertical depth of approximately 40 ft (12.2 m) below the elevation of the lateral. HDB-240 encountered two zones of alteration and mineralization within the projected Central Gwenivere zone of alteration, indicating that the mineralization within the Central Gwenivere vein system may locally bifurcate with increasing depth into two closely-spaced subparallel mineralized zones.

The first Central Gwenivere zone of alteration was penetrated from 138 – 141.5 ft (42.1 – 43.1 m) below drill collar, and is represented by 3.0 ft of quartz vein and vein breccia displaying naumannite, iron sulfides, and lesser visible gold. This upper interval has a composite grade of 0.518 oz/t (17.71 g/t) Au and 12.7 oz/t (436 g/t) Ag over a 3.2 ft interval (138.3 – 141.5 ft; 42.2 – 43.1 m).

The second, deeper Central Gwenivere zone of alteration was encountered from 170 – 183 ft (51.8 – 55.8 m) below drill collar, and is represented by clay and quartz stockwork in quartzite host rock, a 1.0 ft microcrystalline quartz vein displaying strong banding, and abundant quart veinlets in argillite and quartzite host rock. This deeper interval has a composite grade of 1.575 oz/t (53.96 g/t) Au and 0.78 oz/t (26.5 g/t) Ag over a 13 ft interval (170.0 – 183.0 ft; 51.8 – 55.8 m).

Additional zones of economic interest penetrated by HDB-240 include:

  52.8 – 53.6 ft (16.1 – 16.3 m), grading 0.218 oz/t (7.46 g/t) Au and 1.7 oz/t (59 g/t) Ag.
  221.5 – 222.5 ft (67.5 – 67.8 m), grading 0.174 oz/t (5.96 g/t) Au and 0.6 oz/t (21 g/t) Ag.

The following table indicates the underground drill results for the period under review:

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Estimated True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gwenivere	HDB-232	Cancelled due to Drill Plan revision.
Gwenivere	HDB-233	Cancelled due to Drill Plan revision.
Gwenivere	HDB-234	45.0 112.9 144.2 207.5 249.3 480.4	45.6 113.9 149.0 213 249.9 481.0	144.2 145.4 207.5 208.6 210.2	145.4 149.0 208.6 210.2 213.0	0.6 1.0 4.8 1.2 3.6 5.5 1.1 1.6 2.8 0.6 0.6	0.6 1.0 4.8 1.2 3.6 5.5 1.1 1.6 2.8 0.6 0.6	0.756 0.188 0.249 0.204 0.264 0.608 0.132 0.827 0.669 0.249 0.141	25.9 6.45 8.54 7.00 9.05 20.83 4.53 28.4 22.9 8.55 4.85	6.7 1.0 0.28 0.8 0.1 0.49 0.5 1.0 0.2 0.3 ND	230.00 35.00 10.30 26.00 5.00 16.85 17.00 34.00 7.00 12.00 ND
Gwenivere	HDB-235	52.3 163.0	53.1 168.0			0.8 5.0	0.8 5.0	0.45 0.60	15.3 20.5	2.7 0.92	92.00 30.80

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Estimated True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gwenivere	HDB-235			163.0 165.0 167.0	165.0 167.0 168.0	2.0 2.0 1.0	2.0 2.0 1.0	1.20 0.21 0.19	41.0 7.1 6.5	1.4 0.5 0.8	47.00 16.00 28.00
Gwenivere	HDB-236	No Significant Intercepts.
Gwenivere	HDB-237	Cancelled due to Drill Plan revision.
Gwenivere	HDB-238	128.0 170.8 179.0 229.8	137.0 172.0 180.2 231.6	128.0 131.8 133.5 135.5 229.8 230.8	131.8 133.5 135.5 137.0 230.8 231.6	9.0 3.8 1.7 2.0 1.5 1.2 1.2 1.8 1.0 0.8	8.1 3.4 1.5 1.8 1.4 1.2 1.2 1.6 0.9 0.7	0.720 0.603 0.813 0.620 1.020 2.760 0.216 0.200 0.212 0.186	24.6 20.7 27.9 21.2 34.9 94.5 7.40 6.87 7.26 6.37	20.16 16.00 30.50 11.20 30.70 11.90 1.10 4.63 6.60 2.10	690.36 548.00 1,045.00 384.00 1,050.00 407.00 36.00 158.63 226.00 72.00
Gwenivere	HDB-239	Hole abandoned at 30° due to ground conditions.
Gwenivere	HDB-240	52.8 138.3 170.0	53.6 141.5 183.0	138.3 140.0 170.0 174.7 176.2 178.0	140.0 141.5 174.7 176.2 178.0 183.0	0.8 3.2 1.7 1.5 13.0 4.7 1.5 1.8 5.0	0.8 3.1 1.6 1.5 12.6 4.5 1.5 1.8 4.8	0.218 0.518 0.640 0.387 1.575 0.126 8.730 1.085 0.881	7.46 17.71 21.90 13.25 53.96 4.32 299.00 37.20 30.20	1.70 12.7 21.60 3.20 0.78 0.20 3.90 0.40 0.50	59.00 436.00 742.00 109.00 26.50 7.00 135.00 13.00 16.00
Gwenivere	HDB-241	184.5	186.2			1.7	1.4	0.156	5.36	1.50	51.00
Exploration	HDB-242	369.4 372.0 418.4	369.9 375.3 419.1	372.0 372.5 373.0 373.7	372.5 373.0 373.7 375.3	0.5 3.3 0.5 0.5 0.7 1.6 0.7	0.5 3.0 0.5 0.5 0.6 1.4 0.6	0.164 0.389 0.760 0.010 0.752 0.319 0.266	5.61 13.34 26.1 0.33 25.80 10.95 9.10	0.30 0.38 0.40 0.20 0.20 0.60 0.80	9.00 13.40 14.00 6.00 8.00 21.00 29.00
Exploration	HDB-243	496.2	496.9			0.7	0.5	0.176	6.03	0.60	22.00
Gwenivere	HDB-244	Assays Pending.
Exploration	HDB-245 A	No Significant Intercepts.

Surface Drilling

No surface drilling was effected during the quarter due to a temporary suspension imposed by the BLM, following the receipt of two “stop work” orders. The first, dated July 2, 2008, was received followed by the second one dated July 7, 2008. The Order included a temporary suspension cease and desist for drilling activities on the Hatter Project and Ivanhoe Exploration Plan until such time as the Company provides the BLM with information regarding the 2008 exploration program, demonstrating a commitment to protect cultural resources and stop creating unnecessary or undue degradation to the public lands.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

To provide information for a response to the BLM Order, a detailed inventory of all drill sites on the Ivanhoe Exploration Plan was completed. All drill sites were accurately GPS mapped and photographed. A map showing the location and amount of disturbance for each site was generated. An updated drilling plan was designed for the area. The issues with the BLM have subsequently been resolved, and on September 26, 2008 notification was received from the BLM that the Hatter Notice had been reviewed and was determined to be in order and complete.

The following table indicates the surface drill results up to September 30, 2008:

Vein System	Drill Hole ID	Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/T)	Ag (opt)	Ag (g/T)
Hatter Graben	H8-267	1803.5 1990.5 2083.2 2154.7	1804.5 1993.1 2084.0 2155.4			1.0 2.6 0.8 0.7	0.71 1.82 0.57 0.50	0.131 0.179 0.168 0.317	4.48 6.14 5.77 10.87	<0.100 0.152 2.800 1.580	<5 5.21 96.00 54.00
South Velvet	H8-270	401.0	426.0	401.0 405.0 409.0 411.9 417.0 421.0	405.0 409.0 411.9 417.0 421.0 426.0	25.0 4.0 4.0 2.9 5.1 4.0 5.0	17.68 2.83 2.83 2.05 3.61 2.83 3.54	0.291 0.508 0.777 0.069 0.121 0.113 0.172	9.92 17.40 26.40 2.35 4.14 3.86 5.88	0.497 1.079 1'.050 0.496 <0.146 0.175 0.204	17.03 37.00 36.00 17.00 <5.00 6.00 7.00
Leach Pad	H7-231	Assays pending
Hatter Graben	H8-274	1739.0 1964.1 2228.0 2289.8 2653.8	1743.0 1964.7 2228.9 2291.2 2655.8			4.0 0.6 0.9 1.4 2.0	2.60 0.34 0.64 0.99 1.41	1.120 0.255 0.232 7.820 0.457	38.50 8.76 7.94 268.00 15.65	16.800 6.100 2.360 18.110 10.100	576.00 208.00 81.00 621.00 345.00
Velvet	H8-273	No significant intercepts
Hatter Graben	H8-276	2075.5 2323.5 2474.2 2480.5 2546.0	2080.5 2327.5 2477.5 2481.5 2551.0			5.0 4.0 3.3 1.1 5.0	3.50 2.83 2.30 0.78 3.50	0.251 0.121 0.246 0.141 1.075	8.60 4.14 8.45 4.83 36.90	4.200 0.500 0.600 0.300 0.700	145.00 17.00 20.00 10.00 25.00
Hatter Graben	H8-277	2370.7	2371.2			0.5	0.35	0.173	5.93	431	12.60
Hatter Graben	H8-271B	1199.0	1204.0	Hole lost at 1572 feet, before target zone		5.0	3.54	0.234	8.02	0.303	10.39
Hatter Stock	H8-268	No significant intercepts
Hatter Stock	H8-272	758’ to 1174.4’ – No significant intercepts
Hatter Graben	H8-275	Assays pending
Leach Pad	H7-278	Assays pending
Leach Pad	H8-279	No significant intercepts (500 foot pre-collar)

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

A plan map of drill holes is provided below:

The surface exploration drilling program continues to indicate positive results from the Hatter Graben Vein system, located less than two kilometers from the current decline infrastructure at the HDB Project.

Drill results show the Hatter Graben veins exist in a robust and wide east-west trending structural zone, containing several sub-paralleling bonanza-grade veins similar to the Gwenivere and Clementine vein systems that the Company is currently developing from underground. Three holes are now being drilled to offset the vein system down-dip and step out along strike 400 ft (122m) to the west and 1500 ft (457 m) to the east.

Remainder of fiscal 2008

The Company will continue with the development and delivery of the HDB Project, which is planned to produce some 80,000 contained gold equivalent ounces in 2008. Actual development activities are well underway to achieve this under the terms of the existing state and federal permits. Further underground and limited surface exploration will continue to test the vein system intercepted and to improve our understanding of this exciting deposit.

1.2.2 Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is in the South Rand area of the Witwatersrand goldfields located approximately 50 mi (80 km) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. The project has received all of the required permits to complete the development of the mine and commence commercial production.

New Order Mining Right

On October 28, 2008 the Department of Minerals and Energy of South Africa (“DME”) granted a mining right to the Company’s wholly owned subsidiary Southgold Exploration (Pty) Ltd (“Southgold”) to mine gold, silver and aggregate in the Burnstone project area. The mining right will be effective from the date the Environmental Management Plan is approved by the DME, which has been scheduled for December 11, 2008 as part of the process to register the mining right in the name of Southgold.

Underground Development

The first of a two-stage underground access development program began in July 2006. Development and construction programs are ongoing and on September 30, 2008 approximately 6,572 ft (2,003 m) of the planned 7,590 ft (2,314 m) of decline development were completed. As of November 5, 2008 approximately 198m were left to cross-cut to reef.

Vertical shaft

On March 10, 2008, Great Basin announced that the DME had approved an amended Environmental Management Plan (‘EMP’) for the sinking of the vertical shaft at its Burnstone development project. This development is aimed to remain in compliance with safety regulations by the establishment of a second outlet for the bulk sample project currently in development.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The vertical shaft is intended primarily for rock hoisting, but will also be equipped for the insertion and extraction of men and material. For this purpose, two winders will be installed. The shaft will, at completion, be sunk to a depth of 501 m at shaft bottom.

The contract to sink and equip the vertical shaft was awarded to Grinaker – LTA (Mining Contracting) and site preparation and establishment was completed in time for the sinking operation to commence after the approval of the amended EMP referred to above. First blast was on April 16, 2008. Currently progress on the shaft is on schedule. Vertical depth of the shaft on September 30, 2008 was 113m.

Concurrent activities with the sinking process include procurement and refurbishment of long lead items such as the winders. Winders have been procured and are in the process of refurbishment and the shaft headgear has been delivered to site where it is currently being assembled.

The project is expected to be completed on schedule.

Metallurgical plant

The metallurgical plant for the Burnstone Mine was designed to Feasibility Study level by MDM Engineering, and published as part of the final report. The plant was initially designed for a production rate of 125,000 tonnes per month. This design, with the inclusion of Area 2 in the initial LOM plan was increased with a further 50,000 tonnes per month to 175,000 tonnes per month capacity.

During this phase, it became clear that the lead time to acquire a new plant was in excess of 36 months, and a subsequent decision was taken to purchase an ex-works plant.

The plant was shipped from Papua New Guinea to South Africa and was delivered to the site during May 2008. It is planned to refurbish and reconstruct the plant in preparation for commencement of production.

The current status of the project is that confirmatory test work has been completed and data reviewed. Having finalized the Process Flow Design and Plant Layout, current activities revolve around detailed engineering and design. The Earthworks and Civil engineering design is expected to be finalized during the last quarter of 2008. Tenders for this work package will be issued to the market in the fourth quarter in order to commence with construction in early 2009.

The refurbishment of the SAG and Ball mills are in process.

Surface Drilling

Surface drilling continued on the Burnstone property during the third quarter, with 6,822m of diamond drilling completed against a budget of 5,000m. The exploration programme focussed on infill drilling in the B and C blocks of Area 1, where trial mining is planned to commence early in 2009.

The current mineral resource estimate (February 2008) was based on 245 boreholes.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Burnstone Gold Project Mineral Resources[1] – January 2008
Category	Cut-off (cmg/t)	Tonnes (millions)	Grade (g/t)	Contained Gold (ounces)
Measured	400	33.8	7.80	8,484,000
Indicated	400	15.1	4.89	2,372,000
M & I	400	48.9	6.90	10,856,000
Inferred	400	17.0	4.37	2,394,000
TOTAL		65.9	6.25	13,250,000

Notes to table:

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2) The estimate was done by Deon van den Heever, Pr.Sci.Nat., of Geologix Mineral Resource Consultants (Pty) Ltd., an independent Qualified Person.

A further 23 diamond holes have been completed, and a revised Mineral Resource estimate has been initiated which will involve updated integration of paleofacies interpretations and structural domains. This study is targeted for completion during February 2009.

Energy

A process was initiated to mitigate the potential impact of a lack of electricity during the construction phase and establish alternatives to electrical power supply to the Burnstone Projects; this resulted in short, medium and longer term approaches. In the short term, the current Eskom (power grid) power supply to the mine site of 2 megawatts (MW) is being augmented by a diesel-driven standby power supply with the establishment of an 8 MW diesel generator pack to bridge the initial construction phase. It was envisaged to establish an 18 MW Heavy Fuel Oil generation capacity in the medium term to support the construction process until early to mid 2009. Subsequent to the completion of an initial concept study this option was discarded due to the excessive capital cost in building the plant.

Eskom has subsequently acknowledged the Burnstone application for electrical power supply, and has committed to supplying a first allocation of 20 MW. This entails the combined upgrading of an existing line, and the building of a new power line to the Burnstone site. Negotiations with Eskom are continuing. Through the establishment of a joint steering committee to drive the project, with the aim of fixing time lines and planning parameters, much progress was made to date. Development of the new supply is expected to commence in 18 to 24 months. The above team is also working closely together to ensure that the Burnstone electrical designs comply with generally accepted modern standards of power economization, in order to remain in compliance with Eskom guidelines in this regard.

Currently the mine development schedule is being investigated with the aim of accommodating the Eskom supply expansion beyond 20 MW. This issue is the focus of strategic talks between Eskom and the Company. Subsequent to a meeting between executive management members of Eskom and GBG, Eskom verbally committed to the supply of energy to the project, initially pinned to the 20MW supply as discussed above, and gradually, following the production build – up, the full requirement of 54MW. Written confirmation is awaited. The supply line from Eskom as well as the internal electrical reticulation system is designed and will be built to accommodate the full power requirement of Burnstone.

Deficits in power supply will be addressed by using diesel generators for additional power supply.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Mining method

The feasibility study for the project is based on using conventional breast stoping, with no mechanisation on the reef plane. The Company has investigated the opportunity of using alternative mining methods at Burnstone to improve safety, productivity and potential profitability of the project.

In December 2007 Great Basin commissioned Turgis Consulting (Pty) Limited (“Turgis”) to evaluate the possibility of using Long-Hole Stoping (“LHS”) at Burnstone. The concept of LHS in narrow, tabular, relatively flat dipping ore bodies has been used at Telfer Mine in Australia and has been experimented with in South Africa, including Beatrix Mine and Angloplats, Union Section and Boschfontein.

Trial mining with this method has shown potential for improved safety, reduced dilution and improved productivity. The main safety feature of the proposed mining method is that entry by workers into the stope is not required.

Initial costing work, conducted at a concept study level of detail, showed potential cost savings by using LHS. Great Basin subsequently commissioned Turgis to prepare a mine plan, utilising LHS for Burnstone, with the aim of comparing the results of this mine plan with the revised bankable feasibility study completed in June 2007. A final decision on the mining method to be used will be made in the fourth quarter.

Remainder of fiscal 2008

The Company’s work plans for Burnstone in the last quarter are to develop the decline to the position where the first reef drive will be established and commence with the pre-development of the stoping area in order to extract the 26,000 ton bulk sample in 2009. In addition, the return airway and ventilation shafts are being developed and the development of the decline is expected to continue to shaft position during 2009. The shaft contractor will also continue with sinking the shaft down to 501 m below surface which will be reached in 2009. The planned development will be subject to the successful finalization of the project funding facility and the required level of equity investment into the project being achieved.

Surface exploration will continue at Burnstone, the focus being infill drilling on Area 1. The underground drilling program will continue, providing more detailed grade, sedimentological and structural data in the planned mining areas. Exploration will be dependent on the availability of cash resources. A revised mineral resource estimate is being initiated, and will incorporate recent structural and paleofacies interpretations.

1.2.3 Ganes Creek Property, Alaska, USA

Great Basin signed an agreement, effective November 14, 2007, whereby it can earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million over a period of 3 years. Funds invested into the project will be reliant on positive results. Failure to spend the agreed exploration amount will mitigate the earn in option.

The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA. Pursuant to the agreement, 10,000 Great Basin common shares and a payment of US$40,000 was made to CWM during the first quarter of 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The Company can also increase its interest at a production decision by purchasing the remaining 20% in the Property at fair market value should CWM not wish to participate in any development costs. CWM would retain a 2% Net Smelter Royalty of which 1% could be purchased by Great Basin for US$2 million.

Property information

The Ganes Creek Property is located in Alaska, 440 km northwest of Anchorage and 40 km northwest of McGrath. The property is situated in the Tintina Gold Belt, which hosts the 20 million ounce Donlin Creek Project, held by NovaGold Resources and Barrick Gold and located some 100 km to the northeast of the Ganes Creek Property. The mineral rights held by CWM at Ganes Creek total 15,402 acres, comprising thirty-nine 40-acre state claims, seventy 160-acre state claims and fourteen federal patents, containing 90 patented claims with a total area of 2,628 acres.

Exploration program

Approximately 2,918 continuous chip and more than 250 select hand samples were taken from exploration trenches. In addition, 487 soil samples were collected in a soil geochemistry survey in 2008. Approximately 7,000 m of cut-lines were established on the highlands between Maki and Potosi Creeks (two of the larger placer gold producing side tributaries to Ganes Creek). Another 1,200 m long geophysical line has also been surveyed along the side of the entire length of the existing runway in the Ganes Creek valley.

Numerous quartz-gold nuggets have been found in local tailing piles adjacent to the runway. The target for this survey line is potential covered quartz veins hosted in fold hinges and thrust faults structures that parallel Ganes Creek.

Additionally, all existing drill core on the property, consisting of ~1,580 m, drilled by Battle Mountain Exploration and Full Metal Minerals was photographed, re-logged, and selectively sampled. These drillhole data will be used, in conjunction with surface geological maps, existing down-hole and surface assay data and 2dimentional and 3dimentional Included Polarization geophysical survey inversion information, to model the geology at depth at Independence/2040/Pzs Ridge, Breccia hill, Katz, Potosi Creek, and at the Beaumeister Bench areas.

Remainder of fiscal 2008

The remainder of the year will be spent to collate all of the field data and interpret the results obtained from the various exploration activities. Subject to these results and availability of funding an assessment of continuing with the project investment will be made.

1.2.4 Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the JV and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments). Rock samples taken during a field visit returned gold assay values between 0.22 g/t and 26.8 g/t from grab samples, and a chip sample across a 60 cm quartz vein returned 5.6 g/t Au. No other work has been completed on the property.

Field work on the ground in Mozambique started in July 2007. Mapping and sampling of the surface exposures commenced and a total of 17.5 line km have been mapped. A shear zone, hosting the surface quartz vein showing, was mapped over a strike length of 2.5 km.

Exploration program

An initial soil sampling and ground geo-physics program has been completed on the property over the course of the last nine months. Results from the two programs proved positive to the extent that in the order of four follow up exploration targets that have been delineated.

Remainder of fiscal 2008

For the remaining part of the 2008 work season, exploration will focus on the processing and interpretation of all data gathered to date where after the 2009 follow-up exploration an initial drill program will be designed subject to available funding.

1.2.5 Rusaf Gold Limited

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (“Rusaf”) for a total consideration of $22.9 million, payable in approximately 6.6 million Great Basin common shares (plus 1.1 million shares issuable on exercise of warrants and options).

The exchange ratio applied was 1 Great Basin share for every 4.5 Rusaf shares.

The acquisition terms also provide for additional Great Basin shares to be issued in the first 3 years from closing, contingent upon gold discoveries involving more than 500,000 ounces on certain mineral prospects currently held by Rusaf.

In the event of such discoveries, Great Basin will issue shares valued at the higher of the closing price on acquisition date or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces (including equivalent metals) at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 g/t or 0.04 oz/ton).

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Great Basin has also agreed to spend between $7 million and $20 million in exploring the acquired properties during this period depending on independent advice as to the likelihood of exploration success.

Property information

Currently Rusaf is pursuing an extensive exploration program in Tanzania and the island of Kurils. In Tanzania the exploration program consists of three regional exploration programs in the following areas:

  Lake Victoria (North-West), including several early stage exploration activities, and extensive drilling on two deposits with the objective of advancing the mineral resources on both the latter projects to measured and indicated status by the end of 2008.

  Lupa (South-West), where the Nkolwisi project is currently the focus of an extensive drilling program with the objective of establishing mineral resources in measured and indicated levels by the end of 2008. Several other exploration programs are also underway and it is expected that these will produce at least two new drill targets in 2008.

  Kikugwe (Central South), where the program is currently being mobilized and consists of extensive aircore drilling and soil sampling.

Exploration on the island of Kurils in 2008 was planned to include an intensive drill program aimed at establishing measured and indicated mineral resources in the main project area.

Exploration program

Results received from the drill program in Lake Victoria to date remain positive and it is expected that mineral resources will be declared by end of November 2008 on both of the two drill targets.

The Lupa drill program was completed in mid October and results from this program are currently still pending. Early results from this program confirm expectations thus far. Extensive soil sampling programs were also concluded during quarter two of 2008 and results from these have allowed the development of a very focused and target driven exploration program for the Lupa gold fields. Final planning for the 2009 program will be conducted in mid-November 2008.

Due to delays in government permitting very little exploration work has been done on the Kigugwe properties thus far. The process has now progressed to a stage where a final recommendation to grant the permit has been made to the relevant Ministries.

In Kurils, the planned drill program commenced and as at September 30, 2008 a total of 8 holes have been completed. No assay results have been received yet but the geology has thus far confirmed the existence of mineralized zones hosting zinc and gold/silver mineralization.

Remainder of fiscal 2008

The remainder of 2008 will be utilized to collate record, process and interpret data from the various exploration programs. A Competent Persons Report for the areas on which resources declarations are expected will be procured. Detailed exploration programs for 2009 are also being designed, developed and prepared. The execution of these plans will be subject to available cash resources.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

1.2.6 Kryso Resources Plc

The Company, through various share purchase transactions, holds 15% in the equity of Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia. Kryso is a publicly traded company on the AIM market of the London Stock Exchange.

Property information

The Pakrut deposit is located in the Tien Shan Belt, a highly prospective zone running from Uzbekistan through to China which hosts several world-class gold deposits, including the 70 million ounce Muruntau deposit. The property hosting the Pakrut deposit is located 107 km from the capital Dushanbe, and was acquired by Kryso in 2003. A mining license granted in April 2004.

Kryso also recently acquired the Hukas nickel/copper project in central Tajikistan. Surface trenching in late 2006 returned promising results, including highlights of 1.0% -1.6% nickel and 0.6% -1.2% copper over a widths of 2 m-7 m. Ground geophysical surveys and diamond drilling was undertaken in 2007.

Exploration program

The key advance over the third quarter was a revised JORC compliant Mineral Resource Statement at the Pakrut Gold Project.

The Resource Statement, completed by Deon van der Heever of GeoLogix Mineral Resource Consultants (Pty) Ltd., incorporates recent new drill hole information from the deposit-area called Ore Zone 1. The resources are considered equivalent to those that would be estimated using CIM 2005 under National Instrument 43-101. The Resource Statement is summarized below.

Category	Cut-Off	Tonnes	Au g/t	Au Oz
Measured	1.0	8,896,700	3.05	872,000
Indicated	1.0	3,048,000	2.60	255,000
M & I	1.0	11,944,700	2.93	1,127,000

Remainder of fiscal 2008

At Pakrut, Kryso has successfully completed the geotechnical drilling programme designed to test the proposed open pit and tailings dam. Subject to funding Kryso’s drill rigs will now be utilised to test the deeper extensions of the Pakrut mineralization.

1.2.7 Market Trends

Global equity markets have declined since September 2, 2008 due to rising concerns over liquidity and the ability of banks to finance their commitments. The change of events at Freddie Mac and Fannie May as well as Lehman Brothers, spiked an unprecedented sell-off in equities as investors scrambled to close out their positions in the financial markets and limit their exposure to margin calls. A report issued by Bank of Montreal (“BMO”) in October 2008 indicated that the gold industry was trading on average at 55% of net asset value ,with the junior producers and developers trading at 25% of their net asset value.

The share price of Great Basin followed the global downturn in equities and lost 37% in value during the quarter. The downward spiral in global equity markets continued in October 2008 and the Great Basin share lost 69% of its value in the period June 30, 2008 till October 24, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Gold prices have been increasingly volatile during the quarter, trading between US$940/oz and US$730/oz. Gold continued its down ward movement in October 2008 and went as low as US$688/oz before recovering to levels above US$700/-oz. Silver traded between US$12/oz and US$9/oz during the quarter.

Below is a graph plotting the Great Basin share price to the gold price over the last 20 months.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

1.3 Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
	2008	2008	2008	2007	2007	2007	2007	2006
Current assets	18,143	32,545	61,292	84,353	74,871	102,735	30,768	35,158
Mineral properties	256,424	250,383	218,485	218,414	203,838	203,796	110,910	110,910
Other assets	35,586	34,179	32,993	26,546	25,796	10,290	4,238	3,851
Total assets	310,153	317,107	312,770	329,313	304,505	316,821	145,916	149,919
Current liabilities	14,240	11,115	7,895	6,121	3,158	3,048	3,307	1,331
Future income taxes and other
Liabilities	47,307	34,986	31,248	35,400	36,311	38,325	17,255	19,242
Shareholders’ equity	248,606	271,006	273,627	287,792	265,036	275,448	125,354	129,346
Total liabilities and
shareholders’ equity	310,153	317,107	312,770	329,313	304,505	316,821	145,916	149,919
Working capital[1]	3,903	21,430	53,397	78,232	71,713	99,687	27,461	33,827
Revenue	-	7,796	-	-	-	-	-	-
(Expenses) income
Production cost	-	(3,890)	-	-	-	-	-	-
Exploration expenses	(10,694)	(6,606)	(3,137)	(5,443)	(2,039)	(4,352)	(1,257)	(2,298)
Pre-development expenses	(17,863)	(25,879)	(10,072)	(12,617)	(7,703)	(5,741)	(4,068)	(2,011)
Accretion cost – ARO	(18)	(17)	(17)	(8)	(9)	(10)	(10)	-
Amortization	-	-	-	-	-	-	-	15
Conference and travel	(499)	(435)	(376)	(399)	(596)	(264)	(216)	(406)
Foreign exchange gain (loss)	353	442	(2,582)	(46)	(2,397)	(623)	533	(750)
Legal, accounting and audit	(301)	(346)	(254)	(527)	(263)	(297)	(149)	(176)
Office and administration	(5,682)	(6,576)	(4,337)	(6,165)	(4,202)	(4,324)	(1,789)	(1,692)
Other income (expenses)	175	68	7	418	1,097	1,214	-	-
Shareholder communications	(146)	(141)	(148)	(128)	(158)	(85)	(61)	(75)
Trust and filing	(68)	(186)	(230)	(82)	(64)	(121)	(93)	(130)
(Loss) profit on fixed assets	-	-	-	(1)	994	-	-	(1)
Loss before under noted and
taxes	(34,743)	(35,770)	(21,146)	(24,998)	(15,340)	(14,603)	(7,110)	(7,524)
Interest paid	(260)	-	-	-	-	-	-	-
Interest received	328	624	1,169	1,576	968	797	352	412
Loss from associate	-	-	(351)	(459)	(337)[2]	-	-	-
Fair value financial instruments
held-for-trading received	-	-	-	937	-	-	-	-
Unrealized loss held-for-trading
financial instruments	(130)	(189)	(184)	(104)	-	-	-	-
Profit on sale of investments	-	-	-	-	-	-	-	(1)
Mark-to-market adjustments	-	-	-	-	-	-	-	1
Loss before taxes	(34,805)	(35,335)	(20,512)	(23,048)	(14,709)[2]	(13,806)	(6,758)	(7,112)
Future income tax (recovery)
expense	3,676	2,297	3,500	4,110	945	(850)	1,248	1,326
Loss for the period	(31,129)	(33,038)	(17,012)	(18,938)	(13,764)[2]	(12,956)	(5,510)	(8,438)
Basic and diluted loss per
share	$0.15	$0.16	$0.08	$0.10	$0.08	$0.08	$0.05	$ 0.07
Weighted average number of
common shares outstanding
(thousands)	214,345	205,930	203,902	202,635	180,963	166,044	113,610	112,967

1 Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.
2 Loss from associate for the quarter ended September 30, 2007 was revised to provide for information which became available subsequent to date

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

1.4 Results of Operations

For the quarter ended September 30, 2008, the Group incurred a loss of $31,128,987 as compared to a loss of $33,038,386 in the previous quarter. The loss also increased in comparison to the 3rd quarter of 2007 when a loss of $13,427,138 was recorded. The movement in the loss is due mainly to higher pre-development costs incurred as the Group develops its two main gold mining projects in Nevada and South Africa. The year to date loss for the Group increased to $81,179,942 compared to $31,893,106 for the corresponding period in the 2007 fiscal year.

Pre-development costs incurred at Hollister are currently being expensed based on a decision from Management until such time as the required permitting is granted. Pre-development costs incurred at Burnstone have been expensed until the Mining Right was received on October 28, 2008 and will be capitalized from this day forward and subjected to an impairment review at reporting date. Expensing the pre-development costs has had a negative impact on the Group’s earnings. Capitalization of development costs at Hollister will commence once the WPCP permit for large scale facilities have been received which is anticipated in 2009.

Following the acquisition of the remaining 63% of Rusaf Gold Limited the Group also consolidated the results of the exploration programs conducted on the properties in Tanzania and Russia that are owned by the acquired subsidiaries.

a)	Revenue

No revenue was recognized in the third quarter as the milling campaign was only completed during October 2008 with final assays only available on November 6 2008. 8,643 tons from the Hollister operation was treated at the Newmont’s Midas mill during the 2nd quarter and 8,714 equivalent ounces were recovered. An average gold and silver price of $888 and $17 respectively resulted in revenue of $7,889,614 being recognized. No revenue was recognized in the previous year.

b)	Production costs

The cash costs for the ounces mined during the quarter, excluding milling costs, amounted to US$360 per ounce. This represent a 17% decrease from the cash cost of US$ 433 in the second quarter. Included in the production costs for the ounces produced in the second quarter is milling costs of $192 per ounce that were paid to Newmont as per the batch milling agreement entered into. The milling agreement included direct milling cost of $45 per ton as well as an additional cost equivalent to 15% of actual gold recovered.

The production costs were in line with managements’ expectation of the cost to be incurred during the ramp up phase to planned production. Economy of scale benefits will only be achieved as tonnage build-up progresses.

c)	Exploration expenses

At the Hollister Property, exploration expenses increased to $5,154,983 during the quarter, compared to $3,494,493 during the second quarter of 2008. This is predominantly due to the underground drilling program initiated in the Hatter Graben area as well as the successful in-fill drilling program. Year to date exploration expenses for Hollister amount to $10,681,627.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Exploration expenses at Burnstone increased from $1,027,172 in the second quarter of 2008 to $1,438,695 in the third quarter.

Exploration costs incurred at the properties acquired through the Rusaf Gold Limited acquisition amounted to $3,408,300 during the quarter, compared to $1,673,184 during the second quarter of 2008. This is mostly due to a $1,595,690 increase in drilling cost and significantly increased site activities. This being the first year that these costs are included in the Group results no comparative numbers for 2007 are presented.

A further $601,660 was incurred during the quarter on other exploration activities. These expenses were mainly incurred during the exploration in Alaska (Ganes Creek) and Mozambique (Tsetsera project) and increased from the $313,051 incurred in the previous quarter.

The year to date exploration expense, including the allocated stock based compensation, increased to $20,437,332 compared to $7,648,464 for the nine months ended September 30, 2007.

d)	Pre-development expenses

The pre-development expenditure reduced to $17,862,731 for the quarter compared to $25,878,952 in the previous quarter. The pre-development costs for the second quarter included specific costs relating to the Vertical shaft at Burnstone and the Alimak raise at Hollister. Improved cost management procedures directed at reducing the development costs at both projects also resulted in a reduction in the pre-development costs incurred. The year to date pre- development costs increased to $53,812,664 compared to $17,511,210 for the nine months ended September 30, 2007.

Pre-development expenses incurred during the period at the Hollister Property reduced mainly due to an improvement in efficiencies in underground development as well as the movement in the stock pile valuation. The Alimak raise was completed in the second quarter which increased the development costs for that quarter. Development progress for the 3rd quarter was 5,711 feet (2nd quarter 5,178 feet) compared to a target of 3,556 feet (2nd quarter : 3,345 feet). Management has accelerated the development ratio to ensure that adequate stope areas are available to deliver the planned production for 2008 and 2009. Development costs for the quarter amounted to $9,851,473, compared to $18,174,710 in the second quarter of 2008 and $4,779,677 during the third quarter in 2007.

Pre-development expenses at the Burnstone Property increased from $7,162,363 in the second quarter of 2008 and $2,659,391 in the second quarter of 2007 to $7,868,227 during this quarter. The reason for the increase is mainly due to the costs incurred on the detail design of the surface infrastructure and metallurgical plant in lieu of receiving the mining license. Other development costs incurred at Burnstone were in-line with the budget and project plan.

e)	Foreign exchange

Foreign exchange differences are recorded on the financial assets and liabilities of the foreign integrated operations of the Group that are denominated in the local currencies in the jurisdictions that the Group operates in. The $2,396,788 foreign exchange loss recognized in quarter 3 of 2007 turned around to a foreign exchange gain of $352,565 in quarter 3 of 2008 due to a weaker South African Rand vis-à-vis the Canadian Dollar.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The exchange rate applied for the conversion of the financial assets and liabilities on September 30, 2007 was $1= ZAR6.91 compared to an exchange rate of $1=ZAR7.85 on September 30, 2008. The year to date exchange loss recognized is $1,881,438 compared to $2,486,298 in 2007. This movement is predominantly due to the average cash investments held in South African rand during the 9 month period ended September 30, 2008 compared to those cash investments held in the corresponding period in 2007.

The Group also amended its accounting policy on functional currency from July 1, 2008 with the result that $3,045,922 of unrealized foreign exchange loss has been recorded in equity for the quarter.

f)	Interest received

Interest received decreased to $328,341 during the quarter. Interest received during the previous quarter amounted to $623,617 and $968,221 in the third quarter of 2007 mainly due to the movement in cash balances after the financing of operating expenditure and investments. The interest earned for the year to date is still higher than the corresponding period in the previous year due to the higher average cash balances held by the Group during the nine months ended September 30, 2008.

g)	Office and administration

Office and administration costs decreased slightly to $5,681,872 during the quarter compared to $6,576,194 in the previous quarter and $4,202,175 during the third quarter of 2007. The increase from 2007 is attributable to the additional administrative activities required to support the increased exploration and development activities at Burnstone as well as the management of the Nevada operation.

The increase in staff as well as the options granted to senior management and Directors during the 2nd quarter had the result that the Company recognized $2,430,059 in stock-based compensation expense during the third quarter compared to $4,138,356 in the second quarter of 2008 and $1,597,984 during the third quarter of 2007. The year to date office and administration expense increased to $16,595,142 compared to $10,317,167 in 2007.

h)	Loss from associate

During the 2nd quarter the Company finalized the acquisition of the remaining 63% in Rusaf Gold Limited (“Rusaf”) and subsequently accounted for the investment as a subsidiary and consolidated the results into the Group accounts.

i)	Fair value adjustment on financial instruments held-for-trading

The Company was awarded 5,000,000 warrants to subscribe to ordinary shares in Kryso Resources Plc. (“Kryso”) on July 11, 2007. A fair value loss of $130,040 has been recorded for the quarter, compared to a loss of $188,678 recognized in the previous quarter. An additional fair value loss of $485,350 (previous quarter $525,775) has been recorded in equity on the ordinary shares held in Kryso. Kryso had some positive exploration results during the quarter and management has therefore concluded that the decline in value is considered to be temporary.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

1.5 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company's access to equity financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

At September 30, 2008, the Company had working capital of approximately $3.9 million. Subsequent to quarter end the Company drew down on the remaining ZAR100 million ($13 million) of the ZAR200 million ($26 million) first phase of the Burnstone project funding facility. The remaining ZAR730 million ($95 million) of the project funding facility is pending final approval by Investec Bank Limited and Nedbank Limited (“the lenders”). The facility is South African Rand denominated and is collateralized by a first mortgage bond over the Burnstone project.

The final facility, inclusive of the ZAR200 million ($26 million) made available in August 2008, will consists of 2 phases with a total value of ZAR800 million ($105 million) as well as a standby debt facility of ZAR130 million ($16 million) for cost overruns. The facility will on average have a term of 7.5 years with capital repayment commencing 2 to 3 years after draw down. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 4.5% above JIBAR. The Company will be required to issue warrants with a value of ZAR18 million ($2,4 million) (at strike) with a strike price of 120% above the 30 day VWAP at the time of drawn down of phase 2 of the facility.

The Company will also be required to contribute equity financing amounting to 40% of the total Burnstone project cost and maintain a 60:40 debt: equity ratio throughout the project development phase. Once approved, the second phase of the facility will only be made available upon the Company investing a total of ZAR650 million ($85 million) in the Burnstone project and the stand by debt facility when another ZAR260 million ($34 million) has been invested. The equity portion excludes all upfront costs and historical exploration costs incurred.

At September 30, 2008 the Company has invested ZAR380 million ($50 million) into the Burnstone project. The remaining equity contribution of ZAR270 million ($35 million) will be financed through a combination of cash flow generated by the Hollister property, capital raised through collaterising other assets of the Group and if required through the issuance of shares in the market.

The facility will have no direct hedging requirements and the Company will enter into a zero cost collar structure for 315,000 ounces with an anticipated put option of $520 and a call option at $2,700 with the lenders. Management is confident that the proposed structure will provide the lenders with the required security against a significant drop in the gold price but due to the strike price of the call option provides adequate head room not to impede on the ability of the Company to provide its shareholders with the benefit of an increased gold price.

Continuing with the current rate of development at Burnstone will be subject to final approval of the Project funding facility by the lenders and the equity contribution from Great Basin to access phase 2 of the project funding facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

Development of this project will be delayed should the required funding not be available on time.

The current available cash and cash flow from operations is sufficient to fund the operating activities of the Group. The Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6 Capital Resources

At September 30, 2008, the Company had 215,153,209 common shares issued and outstanding. As of the date of this MD&A there was no material change to the number of shares outstanding.

1.7 Off-Balance Sheet Arrangements

On October 1, 2007 Investec advanced an amount of ZAR 200 million to Tranter Burnstone as part of the Black Economic Empowerment (“BEE”) transaction for the exclusive purpose of subscribing for the Southgold shares. The security for the loan comprised amongst others a loan guarantee in terms of which N5C Resources Inc, N6C Resources Inc or Rodeo Creek Gold Inc (all wholly-owned subsidiaries of the Company) is obliged in the event of default by Tranter Burnstone on any of its interest repayments to Investec at any time in the first four years to lend not more than ZAR 80 million ($10 million) to Tranter Burnstone.

The decrease in the Great Basin share price resulted in the underlying value of the investment held by Tranter Gold being less than the secured loan and Investec Bank Ltd requested Tranter to deposit the short fall on the investment into a cash margin call account during October 2008. Great Basin was requested to deposit their portion relating to the accrued interest into this margin account. Investec was approached to re-negotiate the terms of the agreement to amend the requirement to deposit cash resources into the margin account.

1.8 Contractual obligations

	Payments due by period (CAD millions)
		Less than		3-5	More than 5
	Total	one year	1 to 3 years	years	years
Contractual obligation	9	Nil	9	Nil	Nil
Long term debt obligations	24	Nil	7	10	7
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	33	Nil	16	10	7

The Company signed an agreement, effective November 14, 2007, whereby the Company can earns 80% interest in all the hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of $3 million in exploration expenditures over a period of 3 years.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The Ganes Creek Property is held by CWM, based in Talkeetna, Alaska, USA. The earn-in right will be forfeited should the contracted expenditure not be incurred.

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately $2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

In terms of the acquisition agreement of Rusaf the Company agreed to spend a minimum of $7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf.

On September 30, 2008 the Company utilized ZAR100 million ($13 million) from phase 1 of the South African Rand denominated project finance facility. The Company drew down on this facility when funds were required on August 8, 2008 and September 1, 2008. The available loan has a term of 7 years with repayment commencing 2 years after draw down. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 4.5% above JIBAR.

1.9 Transactions with Related Parties

During the three months ended September 30, 2008, the Company paid $136,758, compared to $173,238 during the same period in fiscal 2007, for services rendered by a private company which has certain directors in common with the Company.

During the quarter ended September 30, 2008, the Company concluded the acquisition of Puma Gold (Pty) Ltd; a privately owned company which had a director in common with the Company. The transaction was entered into on an arms-length basis, under normal commercial terms and was recorded at the exchange amount.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2007.

1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objectives when managing capital are:

  To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and

  To provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in the consolidated statement of shareholder’s equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b) Section 3031 – Inventories

The Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formula that is used to assign costs to inventories.

(c) Financial Instruments – Disclosures (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

(d) Amendments to Section 1400 - Going Concern

CICA 1400, General Standards of Financial Statements Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

At September 30, 2008, the Company had working capital of approximately $3.9 million. The Company has immediate access to the remaining ZAR100 million ($ 13 million) of the ZAR200 million ($26 million) first phase of the project funding facility. The remaining ZAR730 million ($95 million) of the project funding facility is pending final approval by the lenders. The facility is South African Rand denominated and is collateralized by a first mortgage bond over the Burnstone project.

The current available cash and cash flow from operations is sufficient to fund the operating activities of the Group. The future rate of development for projects under construction will be influenced by the availability of funding

Effective July 1, 2008, the Company amended the following accounting policy:

(a) Functional currency

The Company re-assessed the functional currency of its development projects in Nevada as well as South Africa and concluded that the functional currency of both projects should be amended to the currency of the primary economic environment in which the projects are being developed. Due to the stage of development at both projects the operations are no longer regarded an integrated foreign operation effective July 1, 2008.

The functional currency of the Burnstone project will therefore be South African Rand (ZAR) and for the Hollister project the United States Dollar (US$) will be the functional currency. The Canadian Dollar remains the presentation currency for the Group.

The most significant change are that non-monetary assets will now be converted at the closing rate, as opposed to historical rates, at the reporting date and that exchange differences on conversion will be accounted for in equity in Accumulated Other Comprehensive Income, as opposed through net income. The amendment is prospective of nature and comparative information has not been amended.

Effective August 8, 2008, the Company implemented the following accounting policy:

a) Long-term borrowings

Borrowings are initially recognized at fair value net of transaction cost incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

1.14 Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

The Company used the Black-Scholes option pricing model to estimate the fair value of its financial instruments held-for-trading. On date of grant the warrants had an estimated fair value of $937,365, which was revalued to its fair value of $833,000 on December 31, 2007. The fair valued on December 31, 2007 was based on expected volatility of 72.5%, risk free interest rate of 5%, dividend of nil, remaining life of approximately 5 years and an exchange rate of $1.96:1GBP. The warrants were fair valued on September 30, 2008 based on and expected volatility of 69.8% (June 2008 – 70.3%; March 2008 -69.9%), risk free interest rate of 4.25% (June 2008 – 4.25%; March 2008 - 3.42%), dividend of nil, remaining life of approximately 4 years (June 2008 and March 2008 – 5 years) and an exchange rate of $1.89:1GBP (June 2008 - $2.03:1GBP; March 2008 - $2.04:1GBP) . The unrealized loss of $130,040 (June 2008 - $188,678; March 2008 - $204,464) is reported in the current period net loss.

The Company acquired 1,492,906 shares at a total cost of GBP134,362 during a private placement in August to maintain its 15% shareholding in Kryso Resources Plc (“Kryso”). The investment of 13,401,335 shares was fair valued and an unrealized loss of $1,420,967 for the nine months ended September 30, 2008 is reported in the statement of operations and comprehensive loss under other comprehensive loss. This loss was calculated based on the closing price of 9 pence per share and an exchange rate of $1.89:GBP ($935,617 of which relates to the six months ended June 30, 2008).

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company will be requested to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

1.15.1 Disclosure of Outstanding Share Data

The following details the share capital structure as at October 31, 2008. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				215,166,542

Share purchase options	December 19, 2008	$ 1.62	1,090,000
	March 31, 2009	$ 2.07	739,668
	March 31, 2009	$ 2.45	100,000
	April 30, 2009	$ 2.07	45,000
	April 30, 2009	$ 2.45	228,500
	April 18, 2010	$ 2.68	1,923,167
	July 5, 2010	$ 2.77	453,334
	August 22, 2010	$2.10	305,000
	September 4, 2010	$2.24	100,000
	September 11, 2010	$2.54	175,000
	November 9, 2010	$3.12	680,000
	December 31, 2010	$ 1.14	400,000
	February 4, 2011	$3.00	2,396,671
	February 18, 2011	$2.95	50,000
	March 31, 2011	$3.57	470,000
	April 30, 2011	$ 2.45	1,255,000
	April 10, 2011	$3.60	2,145,000
	May 21, 2011	$3.47	510,000
	August 18, 2011	$2.78	1,200,000
	October 30, 2011	$1.50	1,145,000
	November 8, 2011	$2.45	90,000
	April 18, 2012	$2.68	1,332,000
	April 10, 2013	$3.60	1,603,500
	May 21, 2013	$3.60	110,000	18,546,840
Warrants
	April 20, 2009	$ 3.50	28,750,000
	September 30, 2010	ZAR20.78	1,684,312
				30,434,312
Fully diluted shares				264,147,694

1.15.2 Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

MANAGEMENT'S DISCUSSION AND ANALYSIS QUARTER ENDED SEPTEMBER 30, 2008

There have been no significant changes in disclosure controls and procedures during the period ended September 30, 2008, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.3 Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting during the period ended September 30, 2008.